UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)

OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

ANOTEROS, INC.

(Name of Small Business Issuer in its Charter)

Nevada	88-0368849
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2445 Fifth Avenue, Suite 440, San Diego, California	92101
(Address of principal executive offices)	(Zip Code)

619-239-2900

Issuer’s telephone number

Securities to be registered under Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Not Applicable	Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 Par Value

(Title of Class)

ANOTEROS, INC.

Index to Form 10-SB

Item Number and Caption	Page

PART I

Item 1.	Description of Business	1

Item 2.	Management’s Discussion and Analysis or Plan of Operation	11

Item 3.	Description of Property	16

Item 4.	Security Ownership of Certain Beneficial Owners and Management	17

Item 5.	Directors, Executive Officers, Promoters and Control Persons	18

Item 6.	Executive Compensation	20

Item 7.	Certain Relationships and Related Transactions, and Director Independence	21

Item 8.	Description of Securities	22

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity
and Other Stockholder Matters	24

Item 2.	Legal Proceedings	25

Item 3.	Changes in and Disagreements with Accountants	25

Item 4.	Recent Sales of Unregistered Securities	25

Item 5.	Indemnification of Directors and Officers	28

PART F/S

Financial Statements	30

PART III

Item 1.	Index to Exhibits	46

i

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB with the United States Securities and Exchange Commission (the “SEC” or “Commission”) to register our common stock, $0.001 par value per shares (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a Small Business Issuer, as such term is defined under Item 10(a) of SEC Regulation S-B, the source of disclosure requirements for “small business issuer” filings under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act.

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to the “Company,” “we,” “our,” or “us” means Anoteros, Inc.

FORWARD-LOOKING STATEMENTS

This registration statement contains statements that constitute “forward-looking statements.” These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like “believes,” “anticipates,” “expects,” “estimates,” “envision” or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the effect of inflation and other negative economic trends and developments on the business of our customers and other barriers, government regulation and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the items “Description of Business” and “Management’s Discussion and Analysis or Plan of Operation” identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

ii

PART I

Item 1. Description of Business.

(a)	Business Development

Anoteros, Inc., a Nevada corporation, was originally incorporated on September 25, 1996 as Out of Bounds Sports Co. and initially entered the sports wear market, manufacturing and marketing tee shirts, golf shorts and hats with the “OB Golf” and “OB Sports” logo. During this period the Company also developed a gorilla character for children’s sports wear. A copy of the Articles of Incorporation are attached hereto as Exhibit 3.01, and incorporated herein by reference. Due to the excessive cost to enter and compete in the sports wear business, in 1997, the Company turned its focus to the children’s education and entertainment arena utilizing the gorilla charter “Doolittle.” From 1998 through October 1999, the Company continued the development of the Doolittle character depicted in various sporting activities and worked on various story lines and character treatments.

On October 11, 1999 the Company retained James Wotjak and Farpoint Productions to perform writing, conceptual, copywriting and productions services in regard to the development of the life history and story line pertaining to the Company’s initial character “Doolittle.” A copy of Independent Contractor Agreement with James Wotjak and Farpoint Productions is attached hereto as Exhibit 10.01 and incorporated herein by reference. On February 18, 2000, the Company entered into a Restated Independent Contractor Agreement with James Wotjak and Farpoint Productions to expand its services to the development of the life history and story line pertaining to the Company’s initial character “Doolittle” and the additional characters “Ajax” and “R-Dub.” A copy of the Restated Independent Contractor Agreement with James Wotjak and Farpoint Productions is attached hereto as Exhibit 10.02 and incorporated herein by reference. The final story line and final draft of Book 1 – The Story of Doolittle, an Exceptional Young Gorilla was completed in May 2000. The story line and preliminary draft of Book 2 – The Adventures of Dynamic Doolittle – Episode 1 “The Problem with Paulie Python” was completed in October 2000 and, the story line and preliminary draft of Book 3 - Doolittle’s Very, Very Bad Day was completed in May 2001.

On February 19, 2002 the Company formed Doolittle Edutainment Corp., a Nevada corporation (“Doolittle Edutainment”) as a wholly-owned subsidiary, for the purpose of holding the intellectual property and other assets relating the Doolittle books and product line.

On December 5, 2002, the Company retained Ben Desoto to perform design, illustration and animation services with regard to the further development, creation, position and movement of the characters set forth in the Company’s first three children books to illustrate and animate the story lines. A copy of Independent Contractor Agreement with Ben Desoto is attached hereto as Exhibit 10.03 and incorporated herein by reference. On February 11, 2003 the Company the entered into a First Amendment to the Independent Contractor Agreement with Ben Desoto to reflect a change to the compensation for Mr. De Soto’s services. A copy of the First Amendment to the Independent Contractor Agreement with Ben Desoto is attached hereto as Exhibit 10.04 and incorporated herein by reference.

During 2003 and 2004 the Company continued its development of story line and character treatments for Books 4 and 5, and continued the editing and illustration of Books, 1, 2 and 3. The Company further undertook the presentation of the Doolittle character and story lines to various groups and teachers to validate the Company’s character concept.

The Company completed the Assignment of the intellectual property and other rights associated with the Doolittle character, illustrations and story lines, in 2004.

On September 22, 2004, the Company filed Amended and Restated Articles of Incorporation (“Articles of Incorporation”) changing the Company’s name from Out of Bounds Sports Co. to Anoteros, Inc. A copy of the Amended and Restated Articles of Incorporation are attached hereto as Exhibit 3.02, and incorporated herein by reference.

On November 21, 2006, the Doolittle Edutainment Corp., retained Gerry De Soto (son of Ben Desoto) to perform scanning, layout, compilation and assembly services with regard to Books 1, 2 and 3. A copy of Independent Contractor Agreement with Gerry Desoto is attached hereto as Exhibit 10.05 and incorporated herein by reference. The compilation and layout of Books 1 and 2 have been completed.

The Company through its wholly-owned subsidiary, Doolittle Edutainment, which holds all intellectual property for the Company, is engaged in the children’s education and entertainment market, continues its plan for completion and publication of its children books, and further development of additional books and exploitation of its intellectual property rights focused around its main character, “Doolittle.”

(b)	Business of Issuer

The focal point and main character of the Company is “Doolittle” which was created to target toddlers and young children. The character of Doolittle is portrayed as a charismatic, rough ‘n tough little Gorilla who is a bit mischievous, has more than a little “attitude,” but is also cool and cuddly. Doolittle has been developed to be an all-round good guy, roll model and inspiration that will befriend, teach and capture the imagination of kids by excelling at sports, seeking adventure and enjoying things that are popular with children.

While there is no requirement for Doolittle to be a “family values” character, good citizenship, decency and manners are an underpinning we have instilled in the stories and assets developed to date. The Company’s vision is to position Doolittle, along with his sidekicks, “Ajax” and “R-Dub” in various situations that evoke a need for children to make positive decisions. The story lines are designed to promote tolerant messages while keeping children engaged and entertained. The Company’s goal is to teach and entertain kids with Doolittle as a positive role model. We believe that our books, three of which are nearing completion, along with additional education and entertainment products, which we may choose to produce, such as workbooks, coloring books and puzzles, have and will be developed in such a way that will complement and compete with the existing industry. With the success of competitor company characters and products, Anoteros believes that it can create a successful niche for Doolittle along with subsequent characters.

The Company will endeavor to make Doolittle (and subsequent characters) a household name for children and families. To obtain this goal the Company has the various options to expand its presence by licensing the character to one or more companies to produce, distribute, market and retail the books and products to the mass market through highly visible and available channels including retailing, the internet, software games, publishing and all visual media markets. Although no significant relationships exist and no substantial relationships have been formed at this time the Company intends to pursue such opportunities as they present themselves.

(1)	Principal products or services and their markets.

The Company has developed three children’s books and various articles of clothing and toys, such as T-shirts, sweat shirts, super balls and stickers to develop and raise consumer awareness for the Doolittle character. The books depict an honorable character named “Doolittle.”

The first book titled “Doolittle – An Exceptional Young Gorilla” addresses the issue of cheating on a very elementary children’s level. This book is been completed, illustrated and laid out and is in the final prototype proof and editing stage.

The second book is titled “The Adventures of Dynamic Doolittle Episode I – “The Problem with Paulie Python.” This book introduces additional characters and has Doolittle taking on “super powers” (i.e. speed and strength). This book addresses the concept of sharing. This book has also been written, illustrated and laid out and is in the final prototype proof and editing stage.

The third book is titled “Doolittle’s Very, Very Bad Day” addresses Doolittle’s negative attitude regarding doing home-work. This book has been written, illustrated and is in the layout stage.

The Company has also completed character treatments (i.e an outline summary) and themes for books 4 and 5 and at such time that the Company deems appropriate the Company will continue the further development of these books. The goal will be to continually develop and produce quality books geared towards children with the lessons conveyed through a recognizable and respected character. Future products for character and name branding could include plush toys (stuff animals), coloring books, puzzles, playground balls, games and interactive software.

MARKET ANALYSIS

Doolittle’s Niche

Doolittle is focused on the young children’s market specifically ages 3-10 years. The Company believes it can develop a specialty niche with Doolittle in this market. As the Company develops our brand name, we envision aligning our Doolittle character with schools and pee-wee and junior league sport clubs to promote and support sports activities. This will allow the company to expand our brand name (i.e. character) loyalty directly to the family and social infrastructure of society.

(2)	Distribution methods of the products or services.

Publishing

The Company will explore the possibility of traditional publishing for the first three books. Traditional publishing is often difficult and time consuming to find a publisher willing to take on a new book line. If traditional publishing does not prove successful, the Company intends to self-publish the books. While having a publisher to promote and market the Company’s books would be the preferred method to achieve quicker market penetration, the Company believes that self publication would be a viable alternative to traditional publishing and would allow for the Company to retain total control of the product from inception through distribution.

Internet

Due to the popularity of the internet, businesses must utilize the World Wide Web to promote market and sell products and services to consumers. We see great opportunities to build our brand name through a website and have secured the website address www.doolittleedutainment.com which is under development. We intend to develop the website as a dynamic and interactive website designed for kids but also informative for parents, consumers and retailers. The Company intends that the completed version of the website will consist of information about the Company, the stories of “Doolittle” and will include games and a sports and adventures section that will be interactive, informative and entertaining for kids. Pending sufficient funding and capital resources, we will seek to establish and develop “Club Doolittle” as part of our website. We intent is to utilize Club Doolittle to build a customer data base by allowing customers to sign-up for free drawings to win books and other products.

The web site will showcase our products to consumers and will provide an online catalogue allowing the consumer to purchase our books, and other products via the internet. Customers will be able to access our product brochure online which will feature all designs, colors, options, sizing charts, inventory availability and closeout specials. We envision that the website will be continually upgraded and modified by adding content that will make the visitor’s experience as user friendly, informative and entertaining as possible.

We view our website as an important tool for building and marketing our brand name. At this time the website is still in the development stages and no specific date has been identified for the official launch of www.doolittleedutainment.com.

Licensing

The Company plans to focus on the potential for licensing of our intellectual property, namely the Doolittle character and illustrations depicting Doolittle in various sporting activities. This direction, if successful, would allow the Company to realize quicker market penetration, growth and revenue. The Company believes that our main character Doolittle and his two friends Ajax and R-Dub along with our books, apparel line and other accessory items have been developed to the point that we have viable marketable properties for licensing.

(3)	Status of any publicly announced new product or services.

As of the date of this registration statement there are no new products or services for which the company has publicly announced the release date. As set forth herein, the Company has completed Books 1 and 2, is nearing completion of Book 3, and has completed the character treatment for two potential future books.

(4)	Competitive business conditions and the small business issuer’s competitive position in the industry and methods of competition.

The Company’s products are in direct competition with many different companies in this highly competitive industry. Many of these companies have substantial current assets and cash reserves and include companies such as Disney, Warner Brothers, and Nickelodeon among numerous others. This industry is highly competitive and it takes time and capital to develop the concept of a character and bring it to the marketplace. Since diverse distribution channels are available, the Company believes that it can be successful in bringing our character representation to the marketplace.

(5)	Sources and availability of raw materials and names of principal suppliers.

The Company does not utilize any specialized raw materials. All necessary required materials, if any, are readily available. The Company is not aware of any existing or future problem that will materially affect the source and availability of any materials which would be required by the Company.

(6)	Dependence on one or a few major customers.

The Company does not currently have any identifiable customers. The Company believes that the diversity of the various avenues for the sale and distribution of the Company’s books and products offered will alleviate the dependence on any customer. Through the widespread use of the Company’s books and products in multimedia, electronic commerce, publishing, Internet and other developing industries, the Company will seek to develop a wide base of customers.

(7)	Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

The Company believes that its success will depend largely on its ability to obtain and maintain Copyright and Trademark protection for its present and future intellectual property which is encompassed in our books and proposed product line. The Company and the Company’s wholly-owned subsidiary Doolittle Edutainment Corp. has received protection or is awaiting registration for the following:

Doolittle Edutainment Corp., holds the following two Registered Trademarks:

MARK	REG. NO	CLASS	REG. DATE	OWNER OF RECORD	JURISDICTION
Doolittle	2545806	25(1)	March 12, 2002	Doolittle Edutainment Corp.	United States
Doolittle Duds	2364706	25	July 4, 2000	Doolittle Edutainment Corp.	United States

Doolittle Edutainment Corp., a wholly-owned subsidiary of the Company has filed the following Trademark applications, which are considered pending:

MARK	SERIAL NO	CLASS	APPLICATION DATE	OWNER OF RECORD	JURISDICTION
Doolittle	78266644	16(2)	June 24, 2003	Doolittle Edutainment Corp.	United States

On July 1, 2005, Twentieth Century Fox Film Corporation filed Petition for Cancellation with the United States Patent and Trademark Office against Doolittle Edutainment Corp., seeking the cancellation of the trademark “Doolittle Duds” which depicts the gorilla character Doolittle and is registered in the International class 25 which consists of clothing, shirts, T-shirts, sweat shirts and hats, which was granted and approved on July 4, 2000. Twentieth Century Fox Film Corporation, claims to have a contractual relationship with Christopher Lofting the successor in interest to the rights of Hugh Lofting, the author of Doctor Dolittle and owner of the mark “Dr. Dolittle” which is registered in the class of “motion picture film novelties, entertainment services, television distribution, etc. alleges and claims that our trademark Doolittle Duds is to closely related to the mark Dr. Dolittle. The Company disagrees with these allegations and will defend such action as necessary and appropriate.

Doolittle Edutainment Corp., currently holds the following eight (8) Copyrights:

TITLE	REG. NO.	DATE OF REGISTRATION
Doolittle Classics: Vol. 1	VAU-419-090	December 12, 1997
Doolittle Classics: Vol. 2	VAU-476-300	October 28, 1999
The Story of Doolittle: An Exceptional Young Gorilla	TXU-950-710	May 3, 2000
The Adventures of Dynamic Doolittle: Episode 1, The Problem with Paulie Python	TXU-980-865	October 30, 2000
Doolittle’s Very, Very Bad Day	TXU-1-036-883	May 22, 2001
Illustrations for Book 1 The Story of Doolittle, an Exceptional Young Gorilla	VAU-730-773	January 22, 2007
Illustrations for Book 2 The Adventures of Dynamic Doolittle - Episode 1 “The Problem with Paulie Python”	VAU-730-772	January 22, 2007
Illustrations for Book 3 Doolittle’s Very, Very Bad Day	VAU-730-774	January 22, 2007

Doolittle Edutainment Corp., owns the domain names www.doolittleedutainment.com, www.doolittleduds.com and www.dynamicdoolittle.com and may obtain and utilize additional websites to market the Company’s books and products.

(8)	Need for any government approval of principal products or services.

At this time the Company does not require the approval of any federal, state or local agency with regard to any of its products or services.

(9)	Effect of existing or probable governmental regulation on the business.

The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “1934 Act”), which regulates proxy solicitations. Section 14(a) requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

The Company’s Management believes that it is in the Company’s best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company’s obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

Management believes that these reporting obligations will increase the Company’s annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the business of the Company.

In the recent years Federal and State securities laws, rules and regulations have made the participation in or the conducting of an Initial Public Offering (“IPO”) substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a “Small Business Issuer,” defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer’s outstanding securities held by non-affiliates) of $25 million or more.

A number of state securities commissions have adopted the use of Form U-7 for Small Corporate Offering Registrations (“SCOR”), which also substantially simplifies the registration process for IPO’s; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., (“NASAA”) have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future may substantially limit the demand for companies like the Company.

(10)	Estimate the amount spent during each of the last two fiscal years on research and development activities.

The Company did not make any expenditure on research and development activities during the last two fiscal years, 2006 and 2005.

(11)	Costs and effects of compliance with environmental laws.

At this time the Company’s business activities are not subject to any environmental laws or governmental regulation nor does it anticipate that is future business activities will be subject the Company to any environmental compliance regulations.

(12)	Number of total employees and number of full time employees.

The company has one person who would be considered an employee of the Company and no full time employees.

(c)	Reports to Security Holders.

(1)            The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report until the effectiveness of this registration statement.

(2)            With the filing of this registration statement, the Company will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, as well as and other information as required by the Exchange Act

(3)              The public may read and copy any materials the Company files with the SEC in the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically. The general address of the SEC’s website is http://www.sec.gov. Upon making this filing the Company’s reports can be found at http://www.sec.gov/edgar/searchedgar/companysearch.html and simply typing in “Anoteros” in the Company Name search field.

RISKS FACTORS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

There may be conflicts of interest between our management and the company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between the Company’s management’s personal pecuniary interest and their fiduciary duty to our stockholders.

We have no officer, director, or employee with any formal book publishing or market education or training and will continue to rely on the outside consultants whose interests may not always be aligned with ours.

We have no officer, director, or employee with book publication, licensing or marketing training or experience. This increases our dependence on outside consultants we may engage from time to time. The quality of such outside consultants and the services which they provide may be influenced by the Company’s financial condition and ability in retaining high equality consultants.

We have limited internal controls due to our small size and limited number of people, which may keep us from preventing or detecting waste or fraud.

We have only two directors and one officer, so we rely on manual systems without independent officers and employees to implement full, formal, internal control systems. Accordingly, we do not have separate personnel that provide dual signatures on checks, separate accounts receivable and cash receipts, accounts payable and check writing, or other functions that frequently are divided among several individuals as a method of reducing the likelihood of improper activity. This reliance on a few individuals and the lack of comprehensive internal control systems may impair our ability to detect and prevent internal waste and fraud.

We will need additional capital, which we may seek through additional financing or the sale of equity securities.

We will need additional funds to cover expenditures in the completion, publications and marketing of our books and products. We will fund any additional amounts required for such expenditures through additional debt financing or the sale of additional equity securities, which would reduce the percentage interest in our Company held by existing stockholders and may dilute the economic interest of existing stockholders. Our board of directors can authorize the sale of additional equity securities without stockholder consent.

We may not be able to obtain additional financing.

There can be no assurance that any proceeds we receive from additional debt or equity financing will satisfy our capital needs. We may require additional capital to address unanticipated expenses. There is no assurance that additional financing will be available when needed on terms favorable to us or at all. The unavailability of adequate financing on acceptable terms could have a material adverse effect on our financial condition and on our continued operation.

Our officers and directors will continue to control us in the foreseeable future and they may take actions that are not in the best interests of our other stockholders.

George G. Chachas, the President, CEO, CFO, Secretary and a director, and Gregory J. Chachas, a director, currently collectively beneficially own approximately 66.20% of our common stock. See “Security Ownership of Certain Beneficial Owners and Management.” Accordingly, by virtue of their ownership of shares, the stockholders referred to above acting together may effectively have the ability to influence significant corporate actions. Such actions include the election of our directors and the approval or disapproval of fundamental corporate transactions, including mergers, the sale of all or substantially all of our assets, liquidation, and the adoption or amendment of provisions in our articles of incorporation and bylaws. Such actions could delay or prevent a change in our control. See “Security Ownership of Certain Beneficial Owners and Management” and “Description of Securities.”

If we fail to predict consumer preferences and trends accurately, develop and introduce new books and products rapidly or enhance and extend our existing core products, our sales will suffer.

The introduction of new books and products and the enhancement and extension of existing products, through the introduction of additional content or by other means, are critical to our future sales growth. The successful development of new books, products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market trends accurately. Consumer preferences, and particularly children’s preferences, are continuously changing and are difficult to predict. The development of learning products requires high levels of innovation and this process can be lengthy and costly. To remain competitive, we must continue to develop enhancements of our existing character base successfully. We cannot assure you that future products will be introduced or, if introduced, will be successful. The failure to enhance and extend our existing products or to develop and introduce new books and products that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

Our limited operating history makes it difficult to evaluate our current business and prospects.

We have a limited operating history for you or our management to use in evaluating our business and prospects, particularly with regard to our books and product acceptance by consumers. To date, we have recognized no sales from our books or product and any sales from these operations may not meet our expectations or those of analysts or investors. When making an investment decision regarding our common stock, you must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development.

Third parties have claimed, and may claim in the future, that we are infringing upon their intellectual property rights, which may cause us to incur significant litigation or licensing expenses, costs associated with the revision of certain books and products, or to stop selling some or all of our products or using some of our trademarks.

In the course of our business, we may periodically receive claims of infringement or otherwise become aware of potentially relevant copyrights, trademarks or other intellectual property rights held by other parties. Upon receipt of this type of communication, we will evaluate the validity and applicability of allegations of infringement of intellectual property rights to determine whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary copyrights or trademarks or other proprietary matters in or on our products. Any dispute or litigation regarding copyrights, trademarks or other intellectual property rights, regardless of its outcome, may be costly and time-consuming, and may divert our management and key personnel from our business operations. If we, our potential distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. And, we may incur costs in revising certain books or products so as to not infringe on others rights. We also may be subject to significant damages or injunctions against the development and sale of some or all of our products or against the use of a trademark in the sale of some or all of our products. We do not have insurance to cover any such claim of this type and may not have sufficient resources to defend an infringement action. We are aware of intellectual property rights of others that are in dispute. See “Part II, Item 3. Legal Proceedings” for a discussion of an intellectual property dispute in which we are currently involved. This suit filed by Twentieth Century Fox Film Corporation alleges that our use of “Doolittle Duds” infringes one of their trademarks and they seek to have the trademark Doolittle Duds cancelled. If we fail to be successful in this proceeding or future proceedings or lawsuits, it could require us to stop using the Doolittle Duds trademark on our products which could impact our business operation.

If we are unable to compete effectively with existing or new competitors, our sales and market share could be affected.

We anticipate that we will compete primarily in the preschool category of the U.S. book and toy industry and, to some degree, in the overall U.S. and international book and toy industry. Each of these markets is very competitive and we expect competition to increase in the future. We believe that we will compete in the future, with makers of popular cartoons, children’s books and other educational products. Accordingly, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer preferences. They may also devote greater resources to the development, promotion and sale of their products than we are able to. We cannot assure you that we will be able to compete effectively in our markets. See “Business -- Competition” for a discussion of the companies with which we believe we compete as well as the principal competitive factors in our markets.

We do not have long-term agreements with manufacturers and suppliers.

As a development stage company we presently order our products on a purchase order basis from manufacturers and suppliers, and we do not have long-term manufacturing agreements with any of them. The absence of long-term agreements means that, with little or no notice, our manufacturers and suppliers could refuse to manufacture some or all of our products, reduce the number of units of a product that they will manufacture or change the terms under which they manufacture our products. If our manufacturers and suppliers stop manufacturing our products, we may be unable to find alternative manufacturers or suppliers on a timely or cost-effective basis, if at all, which would harm our operating results. In addition, if any of our manufacturers or suppliers changes the terms under which they manufacture for us, our costs could increase and our profitability would suffer.

If we engage in any strategic acquisitions, we may experience significant costs and difficulty assimilating the operations or personnel of the acquired companies, which could threaten our future growth.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

If we cannot attract, retain, motivate and integrate additional skilled personnel, our ability to compete will be impaired.

Many of our current and potential competitors have employees and we do not. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Our Articles of Incorporation, which are attached hereto as Exhibit 3.01, and By-Laws, which are attached hereto as Exhibit 3.03, provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

Our stock price may be volatile.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control: variations in our quarterly operating results; changes in financial estimates of our revenues and operating results by securities analysts; changes in market valuations of travel companies; announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; future sales of our common stock; stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock; commencement of or involvement in litigation.

We do not anticipate paying any dividends on our common stock

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

Authorization of Preferred Stock.

Our Articles of Incorporation authorizes the issuance of up to 25,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of our authorized preferred stock, there can be no assurance that the Company will not do so in the future.

If we are subject to SEC regulations relating to low-priced stocks, the market for our common stock could be adversely affected.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or “penny”) stocks. The regulations generally define “penny stock” to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock will be classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser’s written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders’ ability to sell our common stock in the secondary market.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Form 10-SB for Registration of Securities. Some of the statements under “Management’s Discussion and Analysis,” “Description of Business” and elsewhere herein may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the children’s book and education sector in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address such matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read herein reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our written and oral forward-looking statements attributable to us or individuals acting on our behalf and such statements are expressly qualified in their entirety by this paragraph.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company seeks to deliver growth by concentrating on executing its business plan, while maintaining a continued focus on providing customers with outstanding service, consistent quality, on-time delivery and competitively priced products. Together with continuing investments in the development of our business, innovative sales and marketing initiatives, management believes the Company is well-positioned to compete successfully as a provider of character based books, apparel and accessories. The investments needed to fund this growth have been generated to date through investment by the founding shareholder, through reinvestment of profits and private placement of securities.

Given the competitive marketplace and the continually changing publishing, entertainment and apparel environment, the Company anticipates that the near-term operating environment will offer significant challenges. However, completion of new product offerings and the anticipated launch of our full-scale website will offer significant savings to consumers supporting an increased level of profitability, which in turn will allow us to pursue our business plan.

A.	Management’s Plan of Operation

We are considered a development stage company. We have had no revenue, and activities since our inception have been devoted primarily to raising capital and creating a character based children’s book and accompanying apparel. We recently have begun to focus on developing the market for this book. As a result, we are a development stage enterprise as defined by SFAS 7. In our most recent operating period ended December 31, 2006, we recorded no revenue. Additionally, there were no revenues for the fiscal year ended December 31, 2005. Accordingly, our auditors have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements). Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our products.

To date, our efforts have been primarily focused on developing demand for our products, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is primarily dependent upon our ability to cost-effectively and efficiently develop and market our products. Our priorities for the next six to twelve months of operations are to:

1.	Implement a marketing strategy to reach target markets;
2.	Develop and strengthen strategic relationships;
3.	Respond to competitive developments; and
4.	Establish our brand identity.

In order to make the most efficient use of the capital available to us, we plan to print our books when we have orders from the purchasers in hand. Standard terms will include a down payment with the order, which is typical in this industry. This down payment will be sufficient to cover the hard costs to publish the books as well as the initial operating expenses. Once the books are published the balance owing on the contracts with the sponsors will be due and payable. These amounts will provide for ongoing operating expenses.

RESULTS OF OPERATIONS

We believe our total current assets of $4,478 as of December 31, 2006, plus projected cash flows, will not without additional financing provide sufficient capital to implement our plan to continue developing our product line and developing relationships with publishers and/or retail outlets. Our current monthly operating expenses average less than $4,000 exclusive of management’s salaries, which are deferred until we begin selling our books.

Our total operating expenses for the period from September 25, 1996, (inception) to December 31, 2006 were $326,748, of which approximately 46% were general and administrative. The following table quantifies the components that comprise our general and administrative expenses for this period:

DESCRIPTION	AMOUNT
Legal and Professional Fees	$ 175,510
General and Administrative	$ 151,238
Wages and Salaries	$0
Taxes	$0
Total General and Administrative Expenses	$ 326,748

We believe funds received through additional debt financing or the sale of additional shares of our common stock will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain a publishing deal and/or purchase orders for our books and other products, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

From September 25, 1996, (inception) to December 31, 2006, we have yet to generate revenue. As a development stage company, our revenue is expected to be derived from the sale of our Doolittle products.

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, “Accounting for Stock-Based Compensation.” We have elected to measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, “Accounting for Stock Issued to Employees.” Accordingly, we have valued our stock, stock options, and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Due to our status as a developmental stage company, there is substantial doubt about our ability to continue as a going concern. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures, or for other purposes.

Furthermore, our ability to pay future cash dividends on our Common Stock or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Cash Requirements

Any additional growth of the company may require additional cash infusions. We may face expenses or other circumstances such that we will have additional financing requirements. In such event, the amount of additional capital we may need to raise will depend on a number of factors. These factors primarily include the extent to which we can achieve revenue growth, the profitability of such revenues, operating expenses, research and development expenses, and capital expenditures. Given the number of programs that we have ongoing and not complete, it is not possible to predict the extent or cost of these additional financing requirements.

Notwithstanding the numerous factors that our cash requirements depend on, and the uncertainties associated with each of the major revenue opportunities that we have, we believe that our plan of operation can build long-term value if we are able to demonstrate clear progress toward our objectives.

Progress in the development of our business plan will likely lend credibility to our plan to maintain profitability. We anticipate that we will hire several members to our sales, marketing, research and development and administrative staff during the course of 2007 and 2008 in order to fully implement our plans for growth.

The Company does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of the Company to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to seek and maintain its eligibility for the OTCBB.

The failure to secure any necessary outside funding would have an adverse affect on our development and results there from would be a corresponding negative impact on shareholder liquidity.

Liquidity and Capital Resources

Overview. Management believes that the Company will continue to generate sufficient cash from its operating activities for the foreseeable future, supplemented by an anticipated infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings. The infusion of capital is expected by the end of June 2007 and will come from additional debt financing or the sale of additional shares of common stock..

Operating Activities. The Company has more current liabilities than current assets. Working capital (the difference between the Company’s current assets and current liabilities) was a deficit of $94,975 at December 31, 2006. Our net loss from inception through December 31, 2006, was $327,143 of which $213,191 was the value of common stock issued for services and fees.

Financing Activities. From inception to December 31, 2006, we had $32,335 of net cash provided from the issuance of common stock and $86,020 from the proceeds of notes payable to related parties through financing activities. We also repaid $13,827 of those notes payable to related parties.

Off-Balance Sheet Arrangements. The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

The Company plans to sell its products worldwide through traditional brick and mortar establishments and via the internet, and a substantial portion of its net sales, cost of sales and operating expenses could be denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow.

Critical Accounting Policies and Estimates

Management has identified the following policies and estimates as critical to the Company’s business operations and the understanding of the Company’s results of operations. Note that the preparation of this Form 10-SB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Company’s financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Revenue Recognition

SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for a reporting period could be adversely affected.

Goodwill

The Company did not attribute any value to goodwill for the years ended December 31, 2006 and December 31, 2005.

Accounting for Income Taxes

As part of the process of preparing the financial statements, management is required to estimate the income taxes in each jurisdiction in which the Company operates. This process involves estimating the actual current tax liabilities, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered and, to the extent that management believes that recovery is not more than likely, the Company establishes a valuation allowance. If a valuation allowance is established or increased during any period, the Company records this amount as an expense within the tax provision in the statement of income. Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recognized against net deferred tax assets. Valuation allowances are based on management’s estimates of the taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable.

Recently Issued Accounting Pronouncement

SFAS No. 151, “Inventory Costs,” is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in APB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS No. 151 is expected to have no impact on the Company’s financial statements.

SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions,” is effective for fiscal years beginning after June 15, 2005. This Statement amends SFAS No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” The adoption of SFAS No. 152 is expected to have no impact on the Company’s financial statements.

SFAS No. 123(R), “Share-Based Payment,” replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the compensation cost relating to share-based payment transactions be recognized at fair value in the financial statements. The Company is required to apply this statement in the first interim period that begins after

December 15, 2005. The adoption of SFAS No. 123(R) is expected to have no impact on the Company’s financial statements.

SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,” is effective for fiscal years beginning after June 15, 2005. This Statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company’s financial statements.

The EITF reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1,” “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The adoption of this consensus or FSP is expected to have no impact on the Company’s financial statements.

SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, this statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No. 154 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-08, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature.” EITF 05-08 is effective for financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-08 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-02, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’“ EITF 05-02 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. The adoption of EITF 05-02 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-07, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues.” EITF 05-07 is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-07 is expected to have no impact on the Company’s financial instruments.

Item 3. Description of Property.

Our corporate headquarters address at 2445 Fifth Avenue, Suite 440, San Diego, CA 92101is the business office address of our President, George G. Chachas, which office space is provided at no cost. The property is generic office space that meets the Company’s executive and administrative requirements providing ample space to run the Company from, as well as, space to expand and hire new employees.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a)	Security Ownership of Certain Beneficial Owners

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of any person known to the Company to be the beneficial owner of more than five percent, as of the close of business on March 31, 2007.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common Stock	George G. Chachas 2445 Fifth Avenue, Suite 440 San Diego, CA 92101	3,718,429(i)	54.79%

Common Stock	Gregory J. Chachas 1200 South Bell Avenue Ely, Nevada 89301	775,000 (ii)	11.41%

(i)

Includes 3,626,700 shares of which George Chachas has direct beneficial ownership of, 40,000 shares which are held by TUVA Co., LLC, of which George Chachas owns a 50% interest in, and 51,729 shares held by Chachas Land Co., Inc., a corporation of which George Chachas owns a 33.33% interest and is an officer and director of.

(ii)

Includes 650,000 shares of which Gregory J. Chachas has direct beneficial ownership of, 25,000 shares held by the Chachas Family Spendthrift Trust and 100,000 shares which Gregory Chachas has the right to acquire within 60 days from the exercise of options.

(b)	Security Ownership of Management

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of all of the Company’s directors and nominees and “named executive officers” as such term is defined in Item 402(a)(2) of SEC Regulation S-B, as of the close of business on March 31, 2007.

(1) Title of Class	(2) Name of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent Of Class

Common Stock	George G. Chachas	3,718,429 (i)	54.79%

Common Stock	Gregory J. Chachas	775,000 (ii)	11.41%

Common Stock	Directors and Officers as a Group	4,226,700 - Direct	66.20%

(i)

Includes 3,718,429 shares of which George Chachas has direct beneficial ownership of, 40,000 shares which are held by TUVA Co., LLC, of which George Chachas owns a 50% interest in, and 51,729 shares held by Chachas Land Co., Inc., a corporation of which George Chachas owns a 33.33% interest and is an officer and director.

(ii)

Includes 650,000 shares of which Gregory J. Chachas has direct beneficial ownership of, 25,000 shares held by the Chachas Family Spendthrift Trust and 100,000 shares which Gregory Chachas has the right to acquire within 60 days from the exercise of options.

(c)	Changes in Control.

There are no present arrangements or pledges of the Company’s securities which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS AND CONTROL PERSONS.

(a)	Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Positions and Offices	Directorship Term	Period of Service as a Director

George G. Chachas	44	President, CEO, Treasurer, Secretary and Director	One Year	December 2006

Gregory J. Chachas, Sr.	73	Director	One Year	October 2004

Our stockholders elect our directors at the annual stockholders meeting. Our directors serve until the next annual stockholders meeting at which their successors qualify and are elected. Directors who are employees do not receive compensation for serving as directors. On January 15, 2007 Gregory J. Chachas received an option to purchase 100,000 shares of Common Stock at and exercise price of $0.25 per share, exercisable until December 31, 2011.

The business experience during the past five years of each of the persons presently listed above as an Officer or Director of the Company is as follows:

George G. Chachas is the founder of the Company served as the President, Treasurer, Secretary and Director from inception through October 22, 2004, at which time he resigned due to time constraints with his ongoing law practice. George was appointed and assumed the role of CEO, President, Chief Financial Officer, Secretary and Chairman of the Board on December 27, 2006. George is the founder and managing partner of Chachas Law Group P.C. serving businesses and individuals in a variety of transactional matters with extensive experience in mergers and acquisitions, corporate and securities law, and financing transactions. He has represented businesses and owners from entity formation and business structuring through private and public financing transactions, in a variety of corporate partnering, joint ventures, acquisition, merger and sales transactions. Prior to forming Chachas Law Group in April 2006, George was the Managing Partner of Wenthur & Chachas, LLP from 1987 through March 2006 which had an emphasis in corporate and securities transactions (including private held and publicly traded companies, and SEC compliance), taxation (including taxpayer disputes with government agencies and state sales and use tax laws), real estate transactions, estate planning matters and related issues, and copyright and trademark registrations. George is admitted to practice in California (1987); District of Columbia (1989) and Colorado (1994). George graduated from San Diego State University (B.A. 1985) and California Western School of Law (J.D. 1987).

                Gregory J. Chachas Sr. is currently a director of the Company. He previously served as the CEO, President, Chief Financial Officer and Secretary from October 22, 2004 through December 27, 2006. He served as the Vice President from December 27, 2006 through January 15, 2007. Beginning in 1958, Mr. Chachas, along with his father and a brother, owned and operated several businesses, including the Junction Motor Service Company, a Cadillac-Pontiac/GMC truck dealership, Ely, Nevada; the Hilltop Motel and Hilltop Drug in Ely and the Cleveland Ranch, a cattle ranch in Spring Valley, Nevada. After the sale of the ranch in 1975, he continued in family enterprises in Ely and was instrumental in developing a shopping center, featuring a Safeway market and a Sprouse Reitz variety store. During this time, he also practiced law in Ely, Nevada, served as City Attorney for the City of Ely, and later, as District Attorney for Eureka County, Nevada, and as District Attorney for White Pine County, Nevada. Mr. Chachas has a degree in economics from Harvard College and a juris doctor degree from the University of Utah College of Law. He has been admitted to practice law in Utah, Nevada and Colorado and admitted to practice before the Federal Courts as well as before the United States Supreme Court. Since 1990, he has concentrated on his investments in water and mining properties and on several Ely properties. He is presently Chairman of the Board of Great Basin Land Co., Inc., and President of Great Basin Holdings Co., Inc., which hold water rights in southwestern Nevada, and President of Great Basin Exploration Co. Inc., which is in the business of gold and silver exploration and holds mining properties in Nevada and Idaho.

(b)	Identify Significant Employees.

The Company has no employees at this time other that its President and CEO, George G. Chachas.

(c)	Family Relationships.

Gregory J. Chachas, Sr. and George G. Chachas are father and son, respectively.

(d)	Involvement in Certain Legal Proceedings.

During the last five years no director, executive officer, promoter or control person of the Company has had or has been subject to:

(1)       any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)       any conviction in a criminal proceeding or being subject to a pending criminal proceeding;

(3)       any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)       being found by a court of competent jurisdiction, the Commission or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth, for the last two completed fiscal years the dollar value of all cash and noncash compensation earned by any person who was an executive officer and each of our other two most highly compensated executive officers whose total compensation exceeded $100,000 during the last fiscal year (together, the “Named Executive Officers”).

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Stock Award(s) ($)	Option Awards $(1)	Non-Equity Incentive Plan Compen-sation	All Other Compen-sation ($)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(i)	(j)

George G. Chachas(1) Chairman, President	2006	$0	--	--	--	--	$ 0
CEO, CFO and Secretary	2005	$0	--	--	--	--	$ 0

Gregory J. Chachas(2)	2006	$0	--	--	--	$10,000(3)	$ 10,000
	2005	$0	--	--	--	--	$ 0

(1)	George G. Chachas served as the President, CEO, Treasurer and Secretary of the Company from December 27, 2006 through the fiscal year ended December 31, 2006.

(2)

Gregory J. Chachas served as the President, CEO, Treasurer and Secretary of the Company from October 22, 2004 through December 27, 2006, and as a Vice President from December 27, 2006 through the fiscal year ended December 31, 2006.

(3)

During 2006 Gregory J. Chachas was compensated pursuant to a verbal agreement for his services rendered as an officer of the Company at the rate of $2,500 per quarter payable in shares of the Company’s Common Stock based on the closing price of the common stock on the last day of each quarter as reported on the Pink Sheets. In accordance with this verbal agreement on September 17, 2006, in consideration of services from January 1, 2006 through June 30, 2006, valued at $5,000 the Company issued 100,000 restricted shares of common stock to Gregory J. Chachas, at a price of $0.05 per share representing the closing price of the Company’s common stock as reported on the Pink Sheets as of June 30, 2006. On January 14, 2007, in consideration of services from July 1, 2006 through December 31, 2006, valued at $5,000 the Company issued 50,000 restricted shares of common stock to Gregory J. Chachas at a price of $0.10 per share representing the closing price of the Company’s common stock as reported on the Pink Sheets as of December 31, 2006.

Narrative Disclosure to Summary Compensation Table

Currently, we do not have any written employment agreements. However, effective as of January 15, 2007, the Company has agreed to pay George G. Chachas $5,000 per quarter in cash or shares of the Company’s Common Stock based on the closing price of the Company’s Common Stock as reported on the Pink Sheets on the last day of each calendar quarter.

                There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

We have not granted any options, stock appreciation rights, SARs, or any other similar equity awards during the last completed fiscal year to our Named Executive Officers.

No Named Executive Officer exercised any options or SARs during the last completed fiscal year or owned any unexercised options or SARs at the end of the fiscal year.

There are no agreements or understandings for any executive officer to resign at the request of another person. None of our executive officers acts or will act on behalf of or at the direction of any other person.

Outstanding Equity Awards at Fiscal Year-End

During the fiscal year ended December 31, 2006, there were no equity awards granted by the Company.

On December 27, 2006, the Company adopted the 2007 Long Term Incentive Plan (the “Plan”) to reward and provide incentives to our employees, who may include our directors who are also employees and our officers, as well as consultants and affiliates. The Company has set aside 1,000,000 shares of our common stock for issuance under the Plan. As of the fiscal year ended December 31, 2006, the Company had not issued any options under the Plan. On January 15, 2007, the Company granted Gregory J. Chachas an option to purchase 100,000 shares of common stock at an exercise price of $0.25 per share, which option expires on December 31, 2011.

Compensation of Directors

There was no compensation paid to any director who was not a Named Executive Officer during the year ended December 31, 2006.

Directors serve without compensation and there are no standard or other arrangements for their compensation. There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any Director that would result in payments to such person because of his or her resignation with the Company, or its subsidiaries, any change in control of the Company. There are no agreements or understandings for any Director to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.

Item 7. Certain Relationships and Related Transactions.

(a)	Transactions With Related Persons.

On July 6, 2006, in consideration of legal services provided to the Company valued at $15,000, the Company issued 300,000 restricted shares of common stock to George G. Chachas, at a price of $0.05 per share representing the closing price of the Company’s common stock as reported on the Pink Sheets.

On September 17, 2006, the Company issued 100,000 restricted shares of common stock to Gregory J. Chachas, the then acting President and a director, in consideration in of services rendered to the Company from January 1, 2006 through June 30, 2006, valued at $5,000, at a price of $0.05 per share representing the closing price of the Company’s common stock as reported on the Pink Sheets as of June 30, 2006. These shares were issued pursuant to a verbal agreement under which the Company agreed to compensate Gregory J. Chachas for services rendered as an officer and director of the Company, at the rate of $2,500 per quarter payable in shares of the Company’s Common Stock based on the closing price of the common stock on the last day of each quarter as reported on the Pink Sheets.

On September 25, 2006, the Company sold 40,000 restricted shares of common stock to TUVA Co., LLC for $2,000 (i.e. $0.05 per share representing the closing price of the common stock as reporting on the Pink Sheets. George G. Chachas, the founder, principal shareholder and currently the President of the Company is a Manager and 50% owner of TUVA Co., LLC.

January 14, 2007, subsequent to the Company’s fiscal 2006 year end, the Company issued 50,000 restricted shares of common stock to Gregory J. Chachas, the then acting President and a director, in consideration in of services rendered to the Company from July 1, 2006 through December 31, 2006, valued at $5,000, at a price of $0.10 per share representing the closing price of the Company’s common stock as reported on the Pink Sheets as of December 31, 2006. These shares were issued pursuant to a verbal agreement under which the Company agreed to compensate Gregory J. Chachas for services rendered as an officer and director of the Company, at the rate of $2,500 per quarter payable in shares of the Company’s Common Stock based on the closing price of the common stock on the last day of each quarter as reported on the Pink Sheets.

During 2006, the Company borrowed an additional $8,600 from George G. Chachas, the founder, principal shareholder and currently the President of the Company, bringing the unpaid principal balance of the note payable to George G. Chachas as of December 31, 2006, to $70,524. The note bears interest at 8% per annum and is due on demand upon 30 days prior notice.

(b)	Parents. Not Applicable.

(c)	Promoters and Control Persons.

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Director Independence.

The Board has determined that none of the Company’s Directors have met the independence requirements based upon the application of objective categorical standards adopted by the Board. In making a determination regarding a Director’s independence, the Board considers all relevant facts and circumstances, including the Director’s commercial, banking, consulting, legal, accounting, charitable and familial relationships and such other criteria as the Board may determine from time to time.

Item 8. Description of Securities.

The Company is authorized to issue one hundred twenty five million (125,000,000) shares of capital stock, comprised of one hundred million (100,000,000) shares of Common Stock, $0.001 par value per share, and twenty-five million (25,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Preferred Stock

As of December 31, 2006, no shares of Preferred Stock had been issued. Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of our company, and voting rights, if any.

                Common Stock

As of December 31, 2006, one hundred million (100,000,000) shares of Common Stock, par value $.001 per share, are authorized, of which 6,617,269 shares are issued and outstanding.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders’ meetings, except with respect to matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and has no subscription or conversion rights. In the event of our liquidation, dissolution, or winding up, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

Other Securities

On December 27, 2006, the Company adopted the 2007 Long Term Incentive Plan (the “Plan”) to reward and provide incentives to our employees, who may include our directors who are also employees and our officers, as well as consultants and affiliates. The Company has set aside 1,000,000 shares of our common stock for issuance under the Plan. As of the fiscal year ended December 31, 2006, the Company had not issued any options under the Plan. On January 15, 2007, the Company granted Gregory J. Chachas an option to purchase 100,000 shares of common stock at an exercise price of $0.25 per share, which option expires on December 31, 2011.

Other than the options issued to Gregory J. Chachas, no other warrants, options, or debt securities have been issued as of the date hereof.

Transfer Agent

Our independent stock transfer agent is Colonial Stock Transfer Co., Inc, whose address is 66 Exchange Place Salt Lake City, Utah 84111. Their telephone number is (801)-355-5740.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)	Market Information.

Our common stock has been traded in the United States on the National Quotation Bureau, commonly referred to as the “Pink Sheets,” under the symbol “AROS” since December 14, 2005. The following table sets forth, in U.S. dollars and in dollars and cents (in lieu of fractions), the high and low closing price for each of the calendar quarters indicated, as reported by the National Quotation Bureau (“Pink Sheets”). The prices in the table may not represent actual transactions.

Quarter	High Bid Price	Low Bid Price
4th Quarter 2005	$0.05	$0.01

1st Quarter 2006	$0.10	$0.05

2nd Quarter 2006	$0.08	$0.05

3rd Quarter 2006	$0.05	$0.05

4th Quarter 2006	$0.08	$0.05

(b)       Holders. As of December 31, 2006 there were 6,737,629 shares of common stock issued and outstanding held by approximately 37 holders of record.

(c)       Dividends. The Company has not paid any dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company’s business.

(d)       Securities Authorized for Issuance under Equity Compensation Plans. The table below sets forth the securities authorized for issuance under equity compensation plans as of the end of the last fiscal year.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	--	--	--
Equity compensation plans not approved by security holders	--	--	1,000,000
Total	--	--	1,000,000

Item 2. Legal Proceedings.

On July 1, 2005, Twentieth Century Fox Film Corporation filed Petition with the United States Patent and Trademark Office against Doolittle Edutainment Corp., a wholly-owned subsidiary of the Company, seeking cancellation of the trademark “Doolittle Duds” which is registered in International class 25 which consists of clothing, shirts, T-shirts, sweat shirts and hats, which was granted and approved on July 4, 2000, and depicts the gorilla character Doolittle. Twentieth Century Fox Film Corporation who claims to have a contractual relationship with Christopher Lofting, the successor in interest to the rights of Hugh Lofting, the author of Doctor Dolittle and owner of the mark “Dr. Dolittle” which is registered in the class of “motion picture film novelties, entertainment services, television distribution, etc. alleges that the trademark Doolittle Duds is to closely related to the mark Dr. Doolittle despite. The Company disagrees with these allegations and will defend such action as necessary and appropriate.

Item 3. Changes in and Disagreements with Accountants.

The Company has had no changes in or disagreements with its accountants as to accounting or financial disclosure over the two most recent fiscal years.

Item 4. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the Company has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs.

On March 31, 2004, the Company issued 15,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by J. Anthony Rolfe valued at $1,500. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Rolfe is an attorney with the firm of Chachas Law Group P.C. of which the Company’s founder, principal shareholder and President is the owner. Mr. Rolfe was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 31, 2004, the Company issued 25,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of editing and advisory services associated with the Company’s first children book valued at $2,500, provided to the Company by Mary Chachas, the mother of George G. Chachas, the founder, principal shareholder and President of the Company, is the owner. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mrs. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 31, 2004, the Company issued 100,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of consulting services provided to the Company by Gordon Jones, valued at $10,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Jones was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 31, 2004, the Company issued 10,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of illustration services associated with the Company’s first children book, valued at $1,000, provided by Ben De Soto. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. The purchaser was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 31, 2004, the Company issued 11,729 restricted shares of the Company’s common stock at a price of $0.10 per share in conversion of the unpaid principal and accrued interest due and owing to Chachas Land Co., Inc., as of March 31, 2004. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. George G. Chachas, the President of the Company is an officer and director and 33% owner of Chachas Land Co., Inc. and was therefore intimately acquainted with the Company’s business plan and proposed activities at the time of issuance. Chachas Land Co., Inc., is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On September 15, 2004, the Company issued 100,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by J. Anthony Rolfe valued at $10,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Rolfe is an attorney with the firm of Chachas Law Group P.C. of which the Company’s founder, principal shareholder and President is the owner. Mr. Rolfe was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On September 15, 2004, the Company issued 250,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of consulting services provided to the Company by Gordon Jones, valued at $25,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Jones was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On February 22, 2005, the Company issued 25,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by James C. Lewis valued at $2,500. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Lewis is an attorney intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 25, 2005, the Company issued 550,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by George G. Chachas, the founder, principal shareholder and executive officer of the Company, valued at $55,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. As the founder, principal shareholder and executive officer of the Company Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On March 25, 2005, the Company issued 25,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by J. Anthony Rolfe valued at $2,500. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Rolfe is an attorney with the firm of Chachas Law Group P.C. of which the Company’s founder, principal shareholder and President is the owner. Mr. Rolfe was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On December 22, 2005, the Company issued 250,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of legal services provided to the Company by George G. Chachas, the founder, principal shareholder and executive officer of the Company, valued at $25,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. As the founder, principal shareholder and executive officer of the Company Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On December 22, 2005, the Company issued 25,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of consulting services valued at $2,500, provided to the Company by Gregory J. Chachas Jr., a brother to George G. Chachas, the founder, principal shareholder and President of the Company, is the owner. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On December 22, 2005, the Company issued 25,000 restricted shares of the Company’s common stock at a price of $0.10 per share in consideration of consulting and advisory services valued at $2,500, provided to the Company by John G. Chachas, a brother to George G. Chachas, the founder, principal shareholder and President of the Company, is the owner. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On July 6, 2006, the Company issued 300,000 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of July 6, 2006, in consideration of legal services provided to the Company by George G. Chachas, the founder, principal shareholder and executive officer of the Company, valued at $15,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. As the founder, principal shareholder and executive officer of the Company Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On July 6, 2006, the Company issued 33,840 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of July 6, 2006, in consideration of consulting services provided to the Company by Gordon Jones, valued at $1,942. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Jones was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On September 17, 2006, the Company issued 100,000 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of June 30, 2006, in consideration of services rendered to the Company as and officer and director by Gregory J. Chachas from January 1, 2006 through June 30, 2006, valued at $5,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. As a then executive officer and director of the Company Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On September 25, 2006, the Company issued 40,000 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of said date, to TUVA Co., LLC, for cash of $2,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. George G. Chachas, the President of the Company is a Manager and 50% owner of TUVA Co., LLC, and was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On September 25, 2006, the Company issued 30,000 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of said date, to the Brian M. Kelly, for cash of $1,500. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Kelly is a personal and business associate of George G. Chachas, the President of the Company. Mr. Kelly is an accredited investor, was acquainted with the Company’s business plan and proposed activities at the time of issuance and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On November 1, 2006, the Company issued 120,000 restricted shares of the Company’s common stock at a price of $0.05 per share representing the closing price of the common stock as quoted on the Pink Sheets as of said date, to the Brian M. Kelly, for cash of $6,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Kelly is a personal and business associate of George G. Chachas, the President of the Company. Mr. Kelly is an accredited investor, was acquainted with the Company’s business plan and proposed activities at the time of issuance and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

On January 14, 2007, subsequent to the Company’s fiscal year end, the Company issued 50,000 restricted shares of the Company’s common stock at a price of $0.10 per share representing the closing price of the common stock as quoted on the Pink Sheets as of December 31, 2006, in consideration of services rendered to the Company as and officer and director by Gregory J. Chachas from July 1, 2006 through December 31, 2006, valued at $5,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. As a then executive officer and director of the Company Mr. Chachas was intimately acquainted with the Company’s business plan and proposed activities at the time of issuance, is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The certificate representing the shares contained a restricted legend.

Item 5. Indemnification of Directors and Officers.

Limitation on Liability of Officers and Directors of the Company

The Company is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our By-Laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Our By-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.

PART F/S

ANOTEROS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

CONTENTS

Report of Independent Registered Public Accounting Firm	31

Consolidated Balance Sheet	32

Consolidated Statements of Operations	33

Consolidated Statements of Stockholders’ Equity (Deficit)	34

Consolidated Statements of Cash Flows	38

Notes to the Consolidated Financial Statements	40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Anoteros, Inc. & Subsidiary

(A Development Stage Company)

San Diego, California

We have audited the accompanying consolidated balance sheet of Anoteros, Inc. and Subsidiary (a development stage company) as of December 31, 2006 and the related consolidated statements of operations, stockholders equity (deficit), and cash flows for the years ended December 31, 2006 and 2005 and from inception on September 25, 1996 through December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Anoteros, Inc. and Subsidiary (a development stage company) as of December 31, 2006 and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and from inception on September 25, 1996 through December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ Associates & Consultants, LLP

Salt Lake City, UT

February 8, 2007

ANOTEROS, INC. (A Development Stage Company) Consolidated Balance Sheet

ASSETS

December 31,
2006

CURRENT ASSETS

Cash	$4,478

Total Current Assets	4,478

OTHER ASSETS

Artwork	20,440

Total Other Assets	20,440

TOTAL ASSETS	$24,918

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$1,532
Notes payable - related party	70,524
Accrued interest payable - related party	21,597
Accrued expenses	5,800

Total Current Liabilities	99,453

TOTAL LIABILITIES	99,453

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock: 25,000,000 shares authorized;
$0.001 par value; -0- shares issued and outstanding	-
Common stock: 100,000,000 shares authorized;
$0.001 par value; 6,737,269 shares issued and outstanding	6,737
Additional paid-in capital	245,871
Deficit accumulated during the development stage	(327,143)

Total Stockholders' Equity (Deficit)	(74,535)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$24,918

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Consolidated Statements of Operations

			From Inception
			of the
			Development Stage
			on September 25,
	For the Years Ended		1996 through
	December 31,		December 31,
	2006	2005	2006

REVENUES	$-	$-	$867

OPERATING EXPENSES

Legal and professional	30,030	89,200	175,510
General and administrative	12,379	7,387	151,238

Total Operating Expenses	42,409	96,587	326,748

LOSS FROM OPERATIONS	(42,409)	(96,587)	(325,881)

OTHER EXPENSES

Interest expense	(5,366)	(4,452)	(22,779)
Loss on disposal of fixed assets	-	-	(250)
Gain on sale of fixed assets (Note 5)	1,900	-	1,767
Gain on sale of intellectual property	-	-	20,000

Total Other Expenses	(3,466)	(4,452)	(1,262)

NET LOSS	$(45,875)	$(101,039)	$(327,143)

BASIC LOSS PER SHARE	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	6,340,822	5,679,867

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Consolidated Statements of Stockholders' Equity (Deficit)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage

Balance at inception of the development stage on September 25, 1996	-	$-	$-	$-

Common stock issued for cash at $0.001 per share	2,000,000	2,000	(165)	-

Net loss from inception of the development stage on September 25, 1996, through December 31, 1996	-	-	-	(1,109)

Balance, December 31, 1996	2,000,000	2,000	(165)	(1,109)

Common stock issued for cash at $0.003 per share	1,330,000	1,330	2,670	-

Common stock issued for artwork at $0.05 per share	5,000	5	245	-

Net income for the year ended December 31, 1997	-	-	-	(2,976)

Balance, December 31, 1997	3,335,000	3,335	2,750	(4,085)

Common stock issued on January 19, 1998 for services rendered at $0.05 per share	5,000	5	245	-

Common stock issued for cash on April 16, 1998 for $0.05 per share	24,000	24	1,176	-

Common stock issued for cash on June 2, 1998 for $0.05 per share	30,000	30	1,470	-

Common stock issued for cash on July 21, 1998 for $0.05 per share	10,000	10	490	-

Common stock issued on July 29, 1998 for services rendered at $0.05 per share	25,000	25	2,475	-

Common stock issued for cash on December 7, 1998 for $0.05 per share	20,000	20	980	-

Common stock issued for cash on December 21, 1998 for $0.05 per share	15,000	15	735	-

Net loss for the year ended December 31, 1998	-	-	-	(7,779)

Balance, December 31, 1998	3,464,000	$3,464	$10,321	$(11,864)

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage

Balance, December 31, 1998	3,464,000	$3,464	$10,321	$(11,864)

Common stock issued for cash on February 16, 1999 for $0.05 per share	5,000	5	245	-

Common stock issued for cash on March 30, 1999 for $0.05 per share	16,000	16	784	-

Common stock issued for cash on May 4, 1999 for $0.05 per share	40,000	40	1,960	-

Common stock issued for cash on May 18, 1999 at $0.05 per share	20,000	20	980	-

Common stock issued on May 18, 1999 for services rendered at $0.05 per share	200,000	200	9,800	-

Common stock issued for cash on August 12, 1999 at $0.05 per share	20,000	20	980	-

Common stock issued for cash on September 16, 1999 at $0.05 per share	20,000	20	980	-

Common stock issued on September 16, 1999 for services rendered at $0.05 per share	120,000	120	5,880	-

Common stock issued for cash on September 21, 1999 at $0.05 per share	40,000	40	1,960	-

Common stock issued for cash on October 11, 1999 at $0.05 per share	70,000	70	3,430	-

Common stock issued on October 11, 1999 for services rendered at $0.05 per share	470,000	470	23,030	-

Net loss for the year ended December 31, 1999	-	-	-	(58,531)

Balance, December 31, 1999	4,485,000	4,485	60,350	(70,395)

Common stock issued on February 18, 2000 for services rendered at $0.05 per share	10,000	10	490	-

Common stock issued on March 10, 2000
for services rendered at $0.05 per share	110,000	110	5,390	-

Net loss for the year ended December 31, 2000	-	-	-	(22,150)

Balance, December 31, 2000	4,605,000	$4,605	$66,230	$(92,545)

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage

Balance, December 31, 2000	4,605,000	$4,605	$66,230	$(92,545)

Common stock issued on November 15, 2001 for services rendered at $0.10 per share	75,000	75	7,425	-

Net loss for the year ended December 31, 2001	-	-	-	(14,626)

Balance, December 31, 2001	4,680,000	4,680	73,655	(107,171)

Common stock issued for cash on May 2, 2002 at $0.10 per share	5,000	5	495	-

Net income for the year ended December 31, 2002	-	-	-	(4,054)

Balance, December 31, 2002	4,685,000	4,685	74,150	(111,225)

Common stock issued on January 13, 2003 for services rendered at $0.10 per share	5,000	5	495	-

Common stock issued on July 28, 2003 in payment of debts at $0.10 per share	6,700	7	663	-

Net loss for the year ended December 31, 2003	-	-	-	(8,877)

Balance, December 31, 2003	4,696,700	4,697	75,308	(120,102)

Common shares issued for extinguishment of debt on March 31, 2004 at $0.10 per share	11,729	12	1,151	-

Common shares issued on March 31, 2004 for services rendered at $0.10 per share	150,000	150	14,850	-

Common shares issued on September 15, 2004 for services rendered at $0.10 per share	350,000	350	34,650	-

Net loss for the year ended December 31, 1994	-	-	-	(60,127)

Balance, December 31, 2004	5,208,429	5,209	125,959	(180,229)

Common shares issued on February 22, 2005 for services rendered at $0.10 per share	25,000	25	2,475	-

Balance forward	5,233,429	$5,234	$128,434	$(180,229)

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage

Balance forward	5,233,429	$5,234	$128,434	$(180,229)

Common shares issued on March 25, 2005 for services rendered at $0.10 per share	575,000	575	56,925	-

Common shares issued on December 22, 2005 for services rendered at $0.10 per share	300,000	300	29,700	-

Net loss for the year ended December 31, 2005	-	-	-	(101,039)

Balance, December 31, 2005	6,108,429	6,109	215,059	(281,268)

Common shares issued on July 6, 2006 for services rendered at $0.05 per share	338,840	338	16,602	-

Common shares issued on September 18, 2006 for accrued wages at $0.05 per share	100,000	100	4,900	-

Common shares issued on September 26, 2006 for cash at $0.05 per share	70,000	70	3,430	-

Common stock issued on November 1, 2006 for cash at $0.05 per share	120,000	120	5,880	-

Net loss for the year ended December 31, 2006	-	-	-	(45,875)

Balance, December 31, 2006	6,737,269	$6,737	$245,871	$(327,143)

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Statements of Cash Flows

			From Inception
			of the
			Development Stage
			on September 25
	For the Years Ended		1996 Through
	December 31,		December 31,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(45,875)	$(101,039)	$(327,143)

Adjustments to reconcile net loss to
net cash used by operating activities:
Depreciation expense	-	-	257
Loss on disposal of equipment	-	-	250
Loss on sale of equipment	-	-	133
Common stock issued for services and fees	16,940	90,000	213,191
Gain on sale of intellectual property	-	-	(20,000)
Gain on sale of fixed assets	(1,900)	-	(1,900)
Changes in operating assets and liabilities:
Decrease in inventory	-	-	53
Increase in accounts payable and accrued expenses	16,898	4,453	34,040

Net Cash Used by Operating Activities	(13,937)	(6,586)	(101,119)

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in artwork	(3,500)	(5,600)	(20,190)
Proceeds from sale of intellectual property	-	-	20,000
Purchase of fixed assets	(9,600)	-	(10,541)
Proceeds from sale of fixed assets	11,500	-	11,500
Sale of equipment	-	-	300

Net Cash Provided (Used) by Investing Activities	(1,600)	(5,600)	1,069

CASH FLOWS FROM FINANCING ACTIVITIES

Payments on notes payable - related parties	-	-	(13,827)
Proceeds from notes payable - related parties	8,600	12,550	86,020
Common stock issued for cash	9,500	-	32,335

Net Cash Provided by Operating Activities	18,100	12,550	104,528

NET INCREASE IN CASH	2,563	364	4,478

CASH AT BEGINNING OF PERIOD	1,915	1,551	-

CASH AT END OF PERIOD	$4,478	$1,915	$4,478

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC. (A Development Stage Company) Statements of Cash Flows

			From Inception
			of the
			Development Stage
			on September 25
	For the Years Ended		1996 Through
	December 31,		December 31,
	2006	2005	2006

CASH PAID FOR

Interest	$-	$-	$-
Taxes	$-	$-	$-

SCHEDULE OF NON-CASH FINANCING AND
INVESTING ACTIVITIES

Common stock issued for services	$16,940	$90,000	$213,191
Common stock issued as payment
on debt	$-	$-	$1,833
Common stock issued for artwork	$-	$-	$250

The accompanying notes are an integral part of these consolidated financial statements.

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Anoteros, Inc. and its wholly-owned subsidiary, Doolittle Edutainment Corp., is presented to assist in understanding the Company’s consolidated financial statements. Collectively, these entities are referred to as “the Company”. The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the Unites States of America, as well as standards of the Public Company Accounting Oversight Board (United States) and have been consistently applied in the preparation of the consolidated financial statements.

a. Organization and Business Activities

Anoteros, Inc. (“Anoteros”) was incorporated under the laws of the State of Nevada on September 25, 1996 as Out of Bounds Sports Co. Anoteros has been in the development stage since inception. Anoteros has created certain pieces of artwork, and intends to further develop and market this artwork in conjunction with its wholly-owned subsidiary, Doolittle Edutainment Corp. (“Doolittle”). Out of Bounds Sports Co. changed its name to Anoteros, Inc. on September 21, 2004.

Doolittle was incorporated under the laws of the State of Nevada on February 19, 2002 as a wholly-owned subsidiary of Anoteros. Doolittle is working toward creating and marketing a series of children’s books.

The Company is seeking to further develop and market its artwork and children’s books, as well as other related accessories such as T-Shirts, sweatshirts, superballs, etc., through the Doolittle entity. Additional external financing may be required to proceed with this and any supplemental business plans which may be developed by the Company.

b. Revenue Recognition Policy

The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

c. Basic Loss Per Share

The computations of basic loss per share of common stock are based on the weighted-average number of shares outstanding during the period of the financial statements as follows:

Loss	Shares	Per Share
(Numerator)	(Denominator)	Amount
_____________	______________	_______________

For the year ended

December 31, 2006	$(45,875)	6,340,822	$(0.01)
============	=============	==============

For the year ended

December 31, 2005	$(101,039)	5,679,867	$(0.02)
============	=============	==============

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Continued)

December 31, 2006 and 2005

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

e. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consist of the following as of December 31, 2006 and 2005:
2006	2005
_____________	_ ______________
Deferred tax assets:
NOL carryover	$42,290	$32,969
Accrued expenses	8,425	6,330

Deferred tax liabilities:	-	-

Valuation allowance	(50,715)	(39,299)
_____________	_	______________
Net deferred tax asset	$-	$-
=============	=============

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2006 and 2005 due to the following:

2006	2005
_____________	_	______________
Book income	$(17,891)	$(39,405)
Stock for services/options expense	6,475	35,100
Accrued Interest	-	1,736
Valuation allowance	11,416	2,569
______________	_____________
$-	$-
=============	=============

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Continued)

December 31, 2006 and 2005

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Income Taxes (Continued)

At December 31, 2006, the Company had net operating loss carryforwards of approximately $108,000 that may be offset against future taxable income from the year 2006 through 2026. No tax benefit has been reported in the December 31, 2005 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

f. Newly Issued Accounting Pronouncements

During the year ended December 31, 2006, the Company adopted the following accounting pronouncements:

SFAS No. 150 -- In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The adoption of SFAS No. 150 did not have a material effect on the financial statements of the Company.

SFAS No. 151 -- In November 2004, the FASB issued SFAS No. 151 (SFAS 151), “Inventory Costs”. SFAS 151 amends ARB No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 will did have a material impact on the results of operations or financial position of the Company.

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Continued)

December 31, 2006 and 2005

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Newly Issued Accounting Pronouncements (Continued)

SFAS No. 153 -- In December 2004, the FASB issued SFAS No. 153 (SFAS 153) “Exchange of Non-monetary assets”. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Non-Monetary Transactions, for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material effect on the Company’s financial position or results of operations.

SFAS No. 123(R) -- In December 2004, the FASB issued SFAS No. 123 (Revised 2004) (SFAS 123 (R)) “Share-based payment”. SFAS 123 (R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. FASB 123 (R) replaces FASB 123, Accounting for Stock-Based Compensation and supersedes APB option No. 25, Accounting for Stock Issued to Employees. The adoption of SFAS No. 123(R) is not expected to have a material effect on the Company’s financial position or results of operations.

g.	Preferred Stock

The company has authorized 25,000,000 shares of preferred stock with the following features such that the shares 1) may have voting powers (full or limited) or may be without voting powers; 2) may be made convertible into, or exchangeable for, shares of any other class of stock; and 3) may have rights upon distribution of assets of the Company. The Company will determine preferences upon issuance.

h.	Artwork

During the year ended December 31, 2006 the Company determined its Artwork has reached a point near enough to completion so as to necessitate capitalization of all related expenses. During the year ended December 31, 2006 the Company capitalized $3,500 in artwork expenses.

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Continued)

December 31, 2006 and 2005

NOTE 2 -	SHAREHOLDER LOAN

In October 1999, a shareholder advanced $10,000 to the Company. From that date through December 31, 2006, the shareholder has made several additional advances, and the Company has made some partial payments on the advances. As of December 31, 2006, the total principal balance of these advances totaled $70,524. The loans accrue interest at 8.0% per annum. Accrued interest at December 31, 2006 was $21,597. The loans are due on demand.

NOTE 3 -	GOING CONCERN

The Company’s consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant operations to date, nor does it have an established source of revenues sufficient to allow it to continue as a going concern. External financing, which is necessary for the Company to continue and proceed with operations, will either a) be loaned to the Company by its founder and principal shareholder, or b) will be generated by means of a private placement being contemplated by management in which the Company would attempt to raise between $20,000 and $35,000. The Company is currently having its first three children’s books illustrated and will seek to have these books published once all illustrations are complete.

NOTE 4 -	EQUITY ACTIVITY

During the year ended December 31, 2004, the Company issued 500,000 shares as consideration for services rendered at $0.10 per share. In addition, the Company issued 11,729 shares for extinguishment of related-party debt at $0.10 per share.

During the year ended December 31, 2005, the Company issued 900,000 shares of common stock to various individuals for services rendered at $0.10 per share.

During the year ended December 31, 2006, the Company issued 338,840 shares of common stock at $0.05 per share as payment for services rendered. Of these shares, 300,000 shares were issued to the Company’s current president as payment for legal services rendered. The Company also issued an additional 100,000 common shares at $0.05 per share to its former president as payment for accrued wages. Additionally, the Company issued 190,000 common shares for cash at $0.05 per share. Of these shares, 40,000 were issued to a related entity of which the Company’s current president is a 50% owner.

NOTE 5 – GAIN ON SALE OF FIXED ASSET

In October 2006 the Company purchased a weapons sight from an unrelated third party for $9,600. Later, the Company sold the site to an unrelated third party for $11,500. Consequently, the Company has recorded a $1,900 gain on sale of fixed assets during the current period.

ANOTEROS, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Continued)

December 31, 2006 and 2005

NOTE 6 – SUBSEQUENT EVENTS

On January 14, 2007, the Company issued 50,000 shares of its common stock to a former officer of the Company, as payment for accrued wages totaling $5,000. In addition, the Company granted to the same individual an option to purchase 100,000 shares of the Company’s common stock, with an exercise price of $0.25 per share. The options vest immediately, and expire on December 31, 2011. The Company performed an analysis of the valuation of these options according to the Black-Scholes pricing model, and determined that as of the grant date no expense pertaining to the options is to be recognized.

PART III

Item 1.	Index to Exhibits

Exhibit

Number	Title of Documents and Description

Exhibit 3.01	Articles of Incorporation

Exhibit 3.02	Restated Articles of Incorporation

Exhibit 3.03	By-laws

Exhibit 10.01	Independent Contractor Agreement with James Wotjak dated October 11, 1999

Exhibit 10.02	Restated Independent Contractor Agreement with James Wotjak dated February 18, 2000

Exhibit 10.03	Independent Contractor Agreement with Ben De Soto dated December 5, 2002

Exhibit 10.04	First Amendment to Independent Contractor Agreement with Ben De Soto dated February 11, 2003

Exhibit 10.05	Independent Contractor Agreement with Gerry De Soto dated November 21, 2006

Exhibit 21.01	Subsidiaries

Exhibit 24.01	Power of Attorney

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOTEROS INC.

/S/ George G. Chachas
Dated: April 4, 2007	___________________________
By: George G. Chachas
Its: President and Secretary